

June 11, 2015

Via E-Mail
Alan J. M. Haughie
Senior Vice President and Chief Financial Officer
ServiceMaster Global Holdings, Inc. and The ServiceMaster Company, LLC
860 Ridge Lake Boulevard
Memphis, TN 38120

> **Re:** **ServiceMaster Global Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-36507**
>
> **The ServiceMaster Company, LLC**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-14762**

Dear Mr. Haughie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Property and Equipment, Intangible Assets and Goodwill, page 56

1. You indicate that the estimated fair value of the Merry Maids goodwill was not significantly in excess of its carrying value at October 1, 2014, and highlight continued decline in customer retention rates. For each reporting unit with a fair value that is not significantly in excess of the carrying value and has goodwill that is at risk for a material impairment charge, tell us and expand your disclosure in future filings to provide the following:

     a. Identification of the reporting unit;

      b. The percentage by which the estimated fair value exceeded the carrying value of the reporting unit as of the impairment review date;

      c. The amount of goodwill allocated to the reporting unit; and

      d. A description of the methods and key assumptions used, including how you determined the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant